A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

A-POWER ENERGY GENERATION SYSTEMS, LTD., ANNOUNCES THAT TWO INDEPENDENT DIRECTORS HAVE RESIGNED

SHENYANG, China, June 28, 2011 /PRNewswire-Asia-FirstCall/ — A-Power Energy Generation Systems, Ltd. (NASDAQ: APWR) ("A-Power" or the “Company"), a leading provider of distributed power generation systems in China and a manufacturer of wind turbines, today announced that two independent directors on its board of directors have resigned, effective June 27, 2011. The board of directors has accepted their resignations.

Mr. Remo Richli has resigned as a director of A-Power and as chair of the board’s audit committee. Mr. Richli stated that his resignation was based on his understanding of events that occurred over the past few weeks, including the resignation of the Company’s independent auditor. He also stated that he did not agree with the course of action that the Company has proposed to take in response to recent events.

Mr. Dilip R. Limaye has regretfully resigned as a director of A-Power and as chair of the board’s compensation committee. He stated that his decision to resign was prompted by the events of the last several weeks about which he communicated his concerns and views on actions that should be taken.

Mr. Jinxiang Lu, A-Power’s Chairman and Chief Executive Officer, said, “Regretfully, we have accepted the resignations of Mr. Richli and Mr. Limaye and understand their concerns and reservations. We thank them for their contributions to the board and wish them well as they continue their careers.”

A-Power has started its search to replace these two independent directors.

About A-Power

A-Power Energy Generation Systems, Ltd., through its China-based operating subsidiaries, is a leading provider of distributed power generation systems in China and is expanding into the production of alternative power generation systems. Focusing on energy-efficient and environmentally friendly distributed power generation projects of 25 to 400 megawatts, A-Power also operates one of the largest wind turbine manufacturing facilities in China. A-Power acquired Evatech Co. Ltd., a designer and manufacturer of industrial equipment for amorphous-silicon photovoltaic panels, in January 2010.

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

In addition to the establishment of strategic relationships with some of the world's leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies.

For more information, please visit http://www.apowerenergy.com.

For additional information, please contact:

A-Power Energy Generation Systems, Ltd.

Richard Cai
Mobile: +86 131 2230 4436 in China
Email: richard@apowerenergy.com

Christensen

Jeff Bloker
Telephone: +1 480 614 3000 in the USA
Email: jbloker@ChristensenIR.com

Tom Myers
Mobile: +86 139 1141 3520 in China
Email:  tmyers@ChristensenIR.com

SOURCE: A-Power Energy Generation Systems, Ltd.
http://www.apowerenergy.com